Exhibit 99.1

IMRIS receives Health Canada licensing for integrating latest generation MR scanners within VISIUS Surgical Theatre

Core MRI technology provides most advanced scanners for highest intraoperative image quality and best workflow available

WINNIPEG, Aug. 21, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that the Company has received Health Canada licensing to incorporate next generation MRI core technology into the VISIUS Surgical Theatre for sales and marketing in the country.

This newest imaging technology, based on the Siemens Aera 1.5T (Tesla) and Skyra 3.0T MRI scanners, helps IMRIS deliver even better image quality, faster 3D image acquisition, and improved ease-of-use and workflow during surgical procedures using intraoperative MRI (iMRI). The Company received United States Food and Drug Administration (FDA) clearance for these advancements in February 2014 and last month received CE mark authorization in Europe.

"Hospitals who adopt this technology in our VISIUS solution will have access to the highest quality MR applications and images within the operating room setting," said IMRIS President and CEO Jay D. Miller. "This latest and unequaled imaging technology in the hands of neurosurgeons is improving patient outcomes and making newer minimally-invasive treatment options for brain tumors, epilepsy and other therapies work better."

Inside a VISIUS Surgical Theatre equipped with high-field iMRI, surgeons have on-demand access to real-time data and state-of-the-art imaging during the procedure as the scanner uniquely moves on ceiling-mounted rails. The Company also designs and manufactures proprietary intraoperative CTs, head fixation devices, imaging coils, and OR tables for use in this unique and multifunctional intraoperative environment.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 61 leading medical institutions around the world.

SOURCE IMRIS Inc.

Image with caption: "IMRIS has received Health Canada licensing to use the latest generation MRI technology within the VISIUS Surgical Theatre in Canada. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20140821_C7647_PHOTO_EN_42511.jpg

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS, Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 08:00e 21-AUG-14